SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2) *1


                        INTELLIGENT MEDICAL IMAGING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45815T 10 6
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                                 (CUSIP Number)


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*1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 45815T 10 6                  13G                     Page 2 of 5 Pages


 1.      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         R. WAYNE FRITZSCHE, S.S. No. ###-##-####

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                (b) [x]

 3.      SEC USE ONLY

 4.      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

       NUMBER OF         5.    SOLE VOTING POWER
        SHARES                                    798,613

     BENEFICIALLY        6.    SHARED VOTING POWER
       OWNED BY                                   -0-

         EACH            7.    SOLE DISPOSITIVE POWER
       REPORTING                                  798,613

      PERSON WITH        8.    SHARED DISPOSITIVE POWER
                                                  -0-

 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         798,613

10.      CHECK BOX IF THE  AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                              [x]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.7%

12.      TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45815T 10 6                         13G              Page 3 of 5 Pages


Item 1(a).   Name of Issuer:
             Intelligent Medical Imaging, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:
             4360 Northlake Blvd., Suite 214, Palm Beach Gardens, FL 33410

Item 2(a).   Name of Person Filing:
             R. Wayne Fritzsche

Item 2(b).   Address of Principal Business Office or, if None, Residence:
             Fritzsche & Associates, 6413 MacLaurin Drive East, Tampa, FL  33647

Item 2(c).   Citizenship:
             U.S.A.

Item 2(d).   Title of Class of Securities:
             Common Stock, $.01 par value per share

Item 2(e).   CUSIP Number:
             45815T 10 6

Item 3.      Not Applicable

Item 4.      Ownership.

             (a)  Amount beneficially owned:
                  798,613**

             (b)  Percent of class:
                  6.7%

             (c)  Number of shares as to which such person has:

                  (i)  Sole power to vote or direct the vote             798,613

                 (ii)  Shared power to vote or to direct the vote            -0-

                 (iii) Sole power to dispose or to direct the
                       disposition of                                    798,613

                 (iv) Shared power to dispose or to direct the
                      disposition of                                        -0-

** The number of shares indicated as beneficially owned excludes 36,000 shares issued to the R. Wayne Fritzsche Irrevocable Trust of 1995, Robert T. Migliardi, Trustee. Mr. Fritzsche disclaims beneficial ownership of the foregoing securities.

CUSIP No. 45815T 10 6                    13G                   Page 4 of 5 Pages

Item 5.    Ownership of Five Percent or Less of a Class.
           Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.
           Not applicable

Item 8.    Identification and Classification of Members of the Group.
           Not applicable

Item 9.    Notice of Dissolution of Group.
           Not applicable

Item 10.   Certification.
           Not applicable

CUSIP No. 45815T 10 6                  13G                     Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             February 12, 1999
                             ------------------------------------------------
                                                 (Date)

                             /s/ R. Wayne Fritzsche
                             ------------------------------------------------
                                 R. Wayne Fritzsche


                                 R. Wayne Fritzsche
                             ------------------------------------------------
                                 (Name/Title)